AMENDMENT NO. 2

TO THE

BYLAWS

OF

NI HOLDINGS, INC.

This Amendment No. 2 to the Bylaws of NI Holdings, Inc. was approved and adopted by the written consent of the Board of Directors on April 16, 2020:

Section 1.1 of the Bylaws (the “Bylaws”) of NI Holdings, Inc., a Delaware corporation, is hereby amended and restated in its entirety to read as follows:

Annual Meetings. The regular annual meeting of the shareholders for the election of directors and the transaction of whatever other business may properly come before the meeting, shall be held at the main office of the Corporation, 1101 1st Avenue, Fargo, North Dakota, at 10:00 a.m., on the 4th Tuesday of May of each year, or at such other place on such date and at such time as the board of directors may in their discretion determine, including by means of remote communication. The Chairperson of the Board shall preside at the annual meeting. Written notice stating the place, day, and hour of the meeting and, in case of a special meeting, the general nature of the business to be transacted, shall be delivered not less than five (5) nor more than fifty (50) days before the date of the meeting, or in case of a merger or consolidation not less than ten (10) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the President and Chief Executive Officer, or the Secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the books of the Corporation or as supplied by him to the Corporation for the purpose of notice, with postage thereon prepaid.

SIGNED AND CERTIFIED this 22ND day of April, 2020.

/s/ Michael J. Alexander
Michael J. Alexander
President and Chief Executive Officer